UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 9, 2016

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Participant-directed Investments at fair value (Notes 2 and 5)	$869,023,727	$904,653,337
Participant-directed Investments at contract value (Notes 2 and 4)	144,365,278	156,834,698
Receivables:
Notes receivable from participants (Note 1)	24,650,322	25,642,627
Participant contributions	1,920,322	1,741,005
Employer contributions	598,657	528,680
Interest and other	420,426	787,266
Total receivables	27,589,727	28,699,578
Total assets	1,040,978,732	1,090,187,613
LIABILITIES:
Payable for securities purchased	31,522	1,361,480
Accrued administrative expenses	321,536	397,326
Total liabilities	353,058	1,758,806
NET ASSETS AVAILABLE FOR BENEFITS	$1,040,625,674	$1,088,428,807

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:

Contributions (Note 1):
Participants	$53,188,501
Employer	19,268,592
Rollover	4,535,287
Total contributions	76,992,380

Investment income (loss) (Note 2):
Dividend, interest, and other income	12,294,947
Net realized/unrealized (depreciation) in fair value of investments	(24,620,528)
Total investment (loss)	(12,325,581)

Interest income on notes receivable from participants	1,063,931

Total additions	65,730,730

DEDUCTIONS:

Distributions to participants	111,134,476
Administrative expenses (Note 2)	2,399,387
Total deductions	113,533,863

DECREASE IN NET ASSETS	(47,803,133)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,088,428,807
End of year	$1,040,625,674

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund for which no proxies are received. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution

($18,000 for 2015) and catch—up contribution ($6,000 for 2015) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for company match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds")* that include:
•Retirement Income Fund
•Target Retirement 2010 Fund
•Target Retirement 2015 Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund*

* Separately managed accounts, specific to this Plan only.

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation set for them through the Plan's personal asset manager program, which provides a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (that are separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The interest rate for loans issued during 2015 was 4.25%.  Interest rates for outstanding loans as of

December 31, 2015 and 2014, ranged from 4.25% to 10.50%.  As of December 31, 2015, participant loans have maturities through 2031.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006 were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated prior to April 1, 2006 and returned to service after that date could complete the five year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of non-vested Employer contributions occurred upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures were either fully vested or used to reduce future Employer contributions to the Plan.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance will be fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

New Accounting Standard

In July 2015, new guidance was issued that modifies certain plan accounting presentation and disclosure requirements. These changes are intended to reduce the complexity in employee benefit plan accounting and include changes to the presentation and disclosures relating to fully benefit-responsive investment contracts, and the elimination and modification of certain other plan disclosures. The Plan adopted this guidance during 2015 and has applied the guidance retrospectively to all periods presented. Among other changes, as a result of adopting this guidance: fully benefit-responsive investment contracts are now presented on the Statements of Net Assets Available for Benefits only at contract value; fair value disclosures have been modified to present investments by general type of plan asset and are no longer disaggregated by the investment's nature, characteristic and risk; disclosure of investments representing 5% or more of net assets available for benefits has been eliminated as it is no longer required. The adoption of this guidance modifies the Plan's presentation and disclosures, but does not impact the Net Assets Available for Benefits or Changes in Net Assets Available for Benefits. In the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, the adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $741,477 and $1,903,347 respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

Fully benefit-responsive synthetic guaranteed investment contracts ("GICs") which are among the investments held in the Stable Value Fund option, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping and administrative expenses charged by the Funds, if any, which are deducted from income and reflected as a reduction of investment return for the Fund. Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2015 and 2014, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2012.

The IRS has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

  The Plan's Stable Value Fund includes fully benefit-responsive synthethic guaranteed investment contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments that are owned directly by the fund.   The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair market value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive synthetic GICs are included in the Statement of Net Assets Available for Benefits at contract value at December 31, 2015 and 2014 of $144 million and $157 million, respectively.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosure of these assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan recognizes transfers among Level 1, Level 2, and Level 3 based on the fair values at the beginning of the period and are triggered by a change in the lowest significant input as of the end of the period. There were no transfers between the hierarchy levels during the years ended December 31, 2015 and December 31, 2014. Investments valued using net asset value as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the net asset value.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts. The Plan has no unfunded commitments to these trusts as of December 31, 2015.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted net asset value of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed above.

Self-Directed Brokerage Account: Consists primarily of common stocks, cash equivalents, and mutual funds, that are valued on the basis of readily determinable market prices.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2015	2014
Common Stocks	$54,548,994	$58,330,839
Short Term Investments	12,906,863	13,929,016
Mutual Funds	119,268,385	121,990,224
Pinnacle West Common Stock	87,359,438	93,510,720
Self-Directed Brokerage Account	59,360,266	67,250,615
Total Level 1 assets and total assets classified in the fair value hierarchy	333,443,946	355,011,414
Other:
Common and Collective Trusts (a)	535,579,781	549,641,923
Total Investments at fair value	$869,023,727	$904,653,337

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2015 and 2014, the Plan held 5,556,459 and 5,599,147 units, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $62,352,902 and $58,929,143, respectively.  During the year ended December 31, 2015, the Plan recorded dividend income from Pinnacle West common stock of $3,291,452. As of December 31, 2015 and 2014, the Plan held $12,906,863 and $13,925,048, respectively, of short-term investments.

Transactions under the Plan's revenue share agreement with the trustee qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2015. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2015	2014
Net Assets Available for Benefits per the financial statements	$1,040,625,674	$1,088,428,807
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	741,477	1,903,347
Deemed distribution of participant loans	(233,023)	(157,072)
Net Assets per Form 5500	$1,041,134,128	$1,090,175,082

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2015:

Decrease in Net Assets Available for Benefits per the financial statements	$(47,803,133)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2015	741,477
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2014	(1,903,347)
Deemed distribution of participant loans - 2015	(233,023)
Deemed distribution of participant loans - 2014	157,072
Net Loss per Form 5500	$(49,040,954)

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
Common Stocks
HS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
ALPHABET INC CL C			$1,217,243
AMC NETWORKS INC CL A			905,495
AMAZON.COM INC			131,799
ANHEUSER BUSCH IV SA NV S			284,375
APPLE INC			1,378,906
CHEESECAKE FACTORY INC			682,428
COMCAST CORP CL A			1,021,383
DIAGEO PLC SPON ADR			894,374
DISNEY (WALT) CO			814,370
GENERAL MILLS INC			751,021
LVMH MOET HENNESSY ADR			904,694
LULULEMON ATHLETICA INC			873,625
MCDONALDS CORP			1,202,075
NESTLE SA REG ADR			917,227
NIKE INC CL B			178,125
PRICELINE GROUP INC			1,026,335
RALPH LAUREN CORP			920,267
STARBUCKS CORP			270,135
TIFFANY & CO			543,566
TIME WARNER INC			1,034,720
TWITTER INC			441,974
UNITED PARCEL SVCS CL B			991,169
VISA INC CL A			701,828
WAL MART STORES INC			1,221,403
WILLIAMS-SONOMA INC			941,861
BBH STIF FUND			29,290
SUBTOTAL			20,279,688

Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
ACTIVISION BLIZZARD INC			309,215
AES CORP			191,027
ALLSTATE CORPORATION			168,636
ALLY FINANCIAL INC			167,611
AMERICAN HOMES 4 REN CL A			80,135
ANADARKO PETROLEUM CORP			93,322
ANTHEM INC			207,626
AON PLC			141,542
BARRICK GOLD CORP (USA)			50,250
BB&T CORP			147,951
BERKSHIRE HATHAWAY CL B			874,501
BEST BUY CO INC			72,380

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
BROCADE COMM SYS			44,505
CANADIAN NAT'L RES (USD)			116,856
CAPITAL ONE FIN CORP			567,407
CARDINAL HEALTH INC			173,452
CBS CORP CL B			182,157
CHUBB LTD			348,213
CIGNA CORP			228,275
CIMAREX ENERGY CO			73,560
CISCO SYSTEMS INC			391,602
CITIGROUP INC			572,251
COMCAST CORP CL A			171,660
COMPUTER SCIENCES CORP			108,792
CRANE CO			55,638
CROWN HOLDINGS INC			180,441
CVS HEALTH CORP			163,569
DELTA AIR INC			362,586
DIAMONDBACK ENERGY INC			85,431
DISCOVER FIN SVCS			340,165
DOW CHEMICAL CO			148,468
EBAY INC			194,668
ENERGEN CORP			90,916
EOG RESOURCES INC			388,708
EQT CORPORATION			48,168
EXPRESS SCRIPTS HLDG CO			349,553
FIFTH THIRD BANCORP			125,545
FLEXTRONICS INTL LTD			157,624
GENERAL DYNAMICS CORPORAT			284,610
GILEAD SCIENCES INC			326,338
HARRIS CORP			225,766
HEWLETT PACKARD ENTERPRISE			170,286
HONEYWELL INTL INC			97,045
HP INC			97,704
HUNTSMAN CORP			97,111
INGERSOLL RAND PLC			108,700
INTERNATIONAL PAPER CO			104,391
JOHNSON & JOHNSON			579,444
JPMORGAN CHASE & CO			839,902
LEAR CORP NEW			181,174
LIBERTY BROADBAND CORP C			81,109
LIBERTY GLOBAL PLC CL C			328,076
LIBERTY LILAC GROUP-C			28,810
LIBERTY MEDIA CLASS C			112,679
LOCKHEED MARTIN CORP			385,658

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
MARATHON PETROLEUM CORP			80,456
MCKESSON CORP			157,784
MEDTRONIC PLC			221,607
MERCK & CO INC NEW			288,556
METHANEX CORP (USD)			95,168
METLIFE INC			145,739
MICROSOFT CORP			635,801
NAVIENT CORP			88,829
OCCIDENTAL PETROLEUM CORP			505,790
OMNICOM GROUP INC			45,547
ORACLE CORP			194,340
PFIZER INC			482,877
PHILLIPS 66			379,307
QEP RESOURCES INC			92,031
QUEST DIAGNOSTICS INC			107,208
RAYTHEON CO			283,181
SEAGATE TECHNOLOGY			43,185
SIX FLAGS ENTERTAINMENT			104,771
TARGET CORP			337,201
TEVA PHARMACEUTICAL IND A			60,848
TEXTRON INC			141,658
TIME INC			33,596
TIME WARNER INC			169,888
TRAVELERS COMPANIES INC			135,093
TYSON FOODS INC CL A			182,069
UNITED CONTINENTAL HLDGS			177,687
UNITED TECHNOLOGIES CORP			185,799
VERIZON COMM INC			388,433
WELLS FARGO & CO			705,973
WESTERN DIGITAL CORP			105,688
WESTROCK CO			138,867
XL GROUP PLC			172,510
ZIMMER BIOMET HOLDINGS INC			143,318
BBH STIF FUND			324,860
SUBTOTAL			19,578,874

Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
ABERCROMBIE & FITCH CL A			131,517
ABM INDUSTRIES INC			117,325
ACTUANT CORP CL A			36,755
AECOM			80,180
AEGION CORP			48,989
AES CORP			75,038

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
AIR LEASE CORP CL A			79,348
ALLY FINANCIAL INC			100,824
AMDOCS LTD			127,585
AMERICAN CAP MTG INVSTMNT			31,550
AMERICAN CAPITAL AGENCY			52,263
AMERICAN EAGLE OUTFITTERS			171,895
AMERICAN RESIDENTIAL PPTY			108,656
AMSURG CORP			99,104
ANWORTH MTG ASSET CORP			29,254
APOLLO INVT CORP			38,753
ARES CAPITAL CORP			42,779
ARES COMMERCIAL REAL ESTA			98,876
ARROW ELECTRONICS INC			202,904
ASCENA RETAIL GROUP INC			88,079
ASSURANT INC			44,216
ASSURED GUARANTY LTD			89,043
AVNET INC			185,026
AXIS CAPITAL HOLDINGS LTD			141,225
BELDEN INC			32,184
BMC STK HLDGS INC			84,001
BOOZ ALLEN HAMILTON CL A			62,903
BRINKS CO			33,045
BRISTOW GROUP INC			129,966
BROCADE COMM SYS			88,367
BROOKS AUTOMATION INC			45,636
CABOT CORP			49,056
CDW CORPORATION			147,098
CENTENE CORP			53,767
CHATHAM LODGING TRUST			95,662
CHEMED CORP			192,193
CLOUD PEAK ENERGY INC			26,110
CLUBCORP HLDGS INC			59,304
COHERENT INC			78,327
COLONY CAPITAL INC			120,503
COLUMBIA BANKING SYS INC			38,784
CONVERGYS CORP			53,339
CROWN HOLDINGS INC			155,091
CUBIC CORP			122,661
CURTISS WRIGHT CORPORATIO			105,011
CYS INVESTMENTS INC			145,416
DIAMONDBACK ENERGY INC			137,078
DILLARDS INC CL A			41,266
DREW INDUSTRIES INC			223,162

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DRIL-QUIP INC			44,600
ENERSYS INC			142,118
ESSENT GROUP LTD			90,055
EXPRESS INC			109,037
FEDERATED INVS CL B NV			66,182
FERROGLOBE PLC			28,982
FIFTH STREET FINANCE CORP			50,517
FINISH LINE INC CL A			85,717
FIRST AMERICAN FIN CORP			32,131
FIRST CASH FIN SRVS INC			91,067
FIRST CITIZEN BANCSHARES			62,994
FIRST REPUBLIC BANK			44,458
FLEXTRONICS INTL LTD			121,785
FNF GROUP			120,929
FOOT LOCKER INC			137,145
FORUM ENERGY TECH INC			42,227
FTD COS INC			59,694
FTI CONSULTING INC			41,141
G & K SERVICES INC CL A			54,975
GRANITE CONSTRUCTION INC			99,551
GRAPHIC PACKAGING HLDGS C			265,350
GROUP 1 AUTOMOTIVE INC			67,827
HANGER INC			49,103
HANOVER INSURANCE GROUP			56,287
HARRIS CORP			88,377
HATTERAS FINANCIAL CORP			108,133
HEIDRICK & STRUGGLES INTL			65,029
HELIX ENERGY SOL GRP INC			18,715
HIBBETT SPORTS INC			43,727
HILLENBRAND INC			70,460
HUNTINGTON BANCSHARES INC			120,720
HUNTINGTON INC W/I			157,167
HUNTSMAN CORP			29,096
IAC/INTERACTIVECORP			67,136
ICON PLC			150,116
INFINITY PPTY & CASUALTY			44,404
INGRAM MICRO INC CL A			147,981
INSIGHT ENTERPRISES INC			38,609
INTEGRA LIFESCIENCES HLDS			103,161
INTERNATIONAL SPEEDW A (1			33,585
INVESTORS BANCORP INC NEW			74,802
KAR AUCTION SERVICES INC			133,567
KINDRED HEALTHCARE INC			64,040

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
KNOLL INC			48,805
KOSMOS ENERGY LTD			38,600
LANDSTAR SYSTEM INC			39,472
LEAR CORP NEW			152,186
LEUCADIA NATIONAL CORP			110,374
LIFEPOINT HEALTH INC			76,630
LIVE NATION ENTERTAINMENT			81,228
MAIDEN HLDGS LTD			234,788
MANPOWERGROUP INC			95,163
MAXIMUS INC			63,056
MENS WEARHOUSE INC			125,397
MFA FINANCIAL INC			122,291
MINERALS TECHNOLOGIES INC			67,001
MRC GLOBAL INC			55,664
MUELLER INDUSTRIES INC			29,214
MULTI PACKAGING SOLUTIONS			66,242
NATIONSTAR MORTGAGE HLDGS			79,565
NAVIENT CORP			104,699
NAVIGANT CONSULTING INC			124,481
NELNET INC CL A			39,478
NU SKIN ENTERPRISES CL A			84,002
ON SEMICONDUCTOR CORP			135,485
OWENS AND MINOR INC			42,924
PACKAGING CORP OF AMERICA			145,898
PAREXEL INTL CORP			55,518
PARSLEY ENERGY INC CL A			197,655
PARTNERRE LTD			101,312
PHH CORP			111,537
PNM RESOURCES INC			50,318
QEP RESOURCES INC			47,195
RADIAN GROUP INC			114,337
RAYMOND JAMES FIN INC.			116,520
REALOGY HOLDINGS CORP			55,372
REINSURANCE GROUP OF AMER			132,004
RENT A CTR INC			35,344
RICE ENERGY INC			41,289
RSP PERMIAN INC			49,341
RPX CORP			86,680
SCHWEITZER-MAUDUIT INTL			80,453
SELECT MEDICAL HLDGS CORP			55,310
SENSIENT TECH CORP			46,424
SERVICE CORP INTL INC			53,575
SILVER BAY RLTY TR CORP			41,405

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
SLM CORP			58,406
STANCORP FINL GROUP INC			59,901
STARZ - A			134,670
STEEL DYNAMICS INC			80,058
STEVEN MADDEN LTD			102,778
SVB FINL GROUP			43,042
SYKES ENTERPRISES INC			71,779
SYMETRA FINANCIAL CORP			81,268
SYMMETRY SURGICAL INC			2,337
SYNNEX CORP			144,248
TEGNA INC			67,169
TELETECH HOLDINGS INC			153,784
TERADYNE INC			87,930
TEREX CORP			49,360
TETRA TECH INC			77,071
THOR INDUSTRIES INC			158,568
TIMKEN CO			98,778
TORCHMARK CORP			82,996
TUTOR PERINI CORP			34,853
TWO HBRS INVT CORP			143,443
UNIVERSAL CORP			77,446
VALIDUS HOLDING			216,915
WALKER & DUNLOP INC			200,835
WESCO INTERNATIONAL INC			139,164
WESTERN REFINING INC			130,155
WORLD FUEL SERVICES CORP			184,608
BBH STIF FUND			310,827
SUBTOTAL			14,690,432

Total common stocks			54,548,994

Common and Collective Trusts
Blackrock US Debt Index NL Fund M	US Bond Index		107,502,585
Principal Diversified Real Asset Collective Investment Trust Tier 2	Diversified Inflation Fund		39,966,108
SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		100,115,145
SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		206,034,973
SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		66,766,014
William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		15,194,956
Total common and collective trusts			535,579,781

Mutual Funds
*Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		11,445,038

FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
*Fidelity Institutional Money Market: Money Market Portfolio - Class I	Short-Term Investments***		1,461,825
American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		76,154,833
Dodge & Cox Income Fund 1 Shares	Bond Fund		21,438,887
Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		21,674,665
Total mutual funds			132,175,248

Synthetic GICs	Stable Value Fund
RGA Reinsurance Co yield 1.719%
Morley Stable Income Bond Fund Common and Collective Trust			50,416,741
Principal Life Ins Co yield 1.650%
Morley Stable Income Bond Fund Common and Collective Trust			50,077,326
Transamerica Premier Life Ins Co yield 2.155%
Morley Stable Income Bond Fund Common and Collective Trust			44,612,688
Total Synthetic GICs			145,106,755

Other Investments
*Pinnacle West Common Stock	Pinnacle West Stock Fund		87,359,438
Self-Directed Brokerage Account	Self-Directed Brokerage Account		59,360,266
*Various participants****	Participant loans		24,417,299
Total other investments			171,137,003

Total Assets Held for Investment Purposes			$1,038,547,781

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $11,445,038 held in the Stable Value Fund and $1,461,825 in the Pinnacle West Stock Fund.
****Interest rates for participant loans as of December 31, 2015, ranged from 4.25% to 10.5% with maturity dates ranging from 2016 to 2031. Presented net of $233,023 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 9, 2016	By	/s/ Barbara M. Gomez
Barbara M. Gomez
Vice President Human Resources
Arizona Public Service Company